UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Super Micro Computer, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

86800U104

(CUSIP Number)

December 31, 2013

(Date of Event with Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 868000104	(Page 2 of 8 Pages)

1.	NAMES OF REPORTING PERSONS Charles Liang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,153,899(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,153,899(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,153,899(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.4%
12.	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 6,859,561 shares and 1,483,018 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2013 held by Charles Liang, spouse of Chiu-Chu (Sara) Liu Liang; (ii) 625,620 shares and 140,200 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2013 held by Chiu-Chu (Sara) Liu Liang, spouse of Charles Liang; (iii) 15,000 shares held by Green Earth Charitable Trust, for which Mrs. Liang serves as trustee; (iv) 6,100 shares held by Mr. Liang’s daughter and (v) 24,400 shares held by Mr. Liang’s children, for which Mrs. Liang serves as custodian.

CUSIP NO. 868000104	(Page 3 of 8 Pages)

1.	NAMES OF REPORTING PERSONS Chiu-Chu (Sara) Liu Liang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,153,899(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,153,899(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,153,899(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.4%
12.	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 6,859,561 shares and 1,483,018 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2013 held by Charles Liang, spouse of Chiu-Chu (Sara) Liu Liang; (ii) 625,620 shares and 140,200 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2013 held by Chiu-Chu (Sara) Liu Liang, spouse of Charles Liang; (iii) 15,000 shares held by Green Earth Charitable Trust, for which Mrs. Liang serves as trustee; (iv) 6,100 shares held by Mr. Liang’s daughter and (v) 24,400 shares held by Mr. Liang’s children, for which Mrs. Liang serves as custodian.

CUSIP NO. 868000104	(Page 4 of 8 Pages)

Item 1.

(a)	Name of Issuer:
Super Micro Computer, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

980 Rock Avenue, San Jose, CA 95131

Item 2.

(a)	Name of Person Filing:

Filed jointly by Charles Liang and Chiu-Chu (Sara) Liu Liang.

(b)	Address of Principal Business Office or, if None, Residence:

c/o Super Micro Computer, Inc., 980 Rock Avenue, San Jose, CA 95131.

(b)	Citizenship:

United States

(b)	Title of Class of Securities:

Common Stock, par value $0.001
(b)	CUSIP Number:

86800U104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP NO. 868000104	(Page 5 of 8 Pages)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
9,153,899(1)

	(b)	Percentage of Class:
20.4%

	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
0

(ii) Shared power to vote or to direct the vote:
9,153,899(1)

(iii) Sole power to dispose or to direct the disposition of:
0

(iv) Shared power to dispose or to direct the disposition of:
9,153,899(1)

(1)	Includes (i) 6,859,561 shares and 1,483,018 shares issuable upon the exercise of options and exercisable within 60 days after December 31, 2013 held by Charles Liang, spouse of Chiu-Chu (Sara) Liu Liang; (ii) 625,620 shares and 140,200 shares issuable upon the exercise of options and exercisable within 60 days after December 31, 2013 held by Chiu-Chu (Sara) Liu Liang, spouse of Charles Liang; (iii) 15,000 shares held by Green Earth Charitable Trust, for which Mrs. Liang serves as trustee; (iv) 6,100 shares held by Mr. Liang’s daughter and (v) 24,400 shares held by Mr. Liang’s children, for which Mrs. Liang serves as custodian.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

CUSIP NO. 868000104	(Page 6 of 8 Pages)

Item 8.	Identification and Classification of Members of the Group.

The reporting persons are filing this Schedule 13G jointly, but not as a group, and each of them expressly disclaims membership in a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

CUSIP NO. 868000104	(Page 7 of 8 Pages)

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

/s/ Charles Liang Charles Liang

/s/ Chiu-Chu (Sara) Liu Liang Chiu-Chu (Sara) Liu Liang.

CUSIP NO. 868000104	(Page 8 of 8 Pages)

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them in a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Super Micro Computer, Inc., a Delaware corporation, and that this agreement shall be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the day of February 13, 2014.

/s/ Charles Liang Charles Liang

/s/ Chiu-Chu (Sara) Liu Liang Chiu-Chu (Sara) Liu Liang.